American Rebel Holdings, Inc.

718 Thompson Lane Suite 108-199

Nashville, Tennessee 37204

January 28, 2022

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Rebel Holdings, Inc.
Registration Statement on Form S-1
Filed November 1, 2021, as amended File No. 333-260646

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, American Rebel Holdings, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Monday, January 31, 2022, or as soon thereafter as possible.

Please contact Adele Hogan (email: ahogan@lucbro.com or telephone: (212) 417-8161) of Lucosky Brookman LLP with any questions and kindly notify her when this request for acceleration has been granted.

Very Truly Yours,

American Rebel Holdings, Inc.

/s/ Charles A. Ross
Charles A. Ross
Chief Executive Officer